NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the holders (the "Shareholders") of common shares ("Common Shares") of Metalla Royalty & Streaming Ltd. (the "Corporation") will be held at Suite 2700 - 1133 Melville Street, Vancouver, British Columbia, V6E 4E5 on Wednesday, June 23, 2026 at 10:00 a.m. (Vancouver Time) for the following purposes (which are further described in the Corporation's information circular ("Circular") and available on the Corporation's website at www.metallaroyalty.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov):

1. To receive and consider the report of the directors to the Shareholders and the audited financial statements of the Corporation for the year ended December 31, 2025 together with the auditor's report thereon.  See the section titled "Particulars of Matters to be Acted Upon - Financial Statements, Audit Report and Management's Discussion & Analysis" in the Circular.

2. To set the number of directors to be elected at the Meeting at seven (7). See the section titled "Particulars of Matters to be Acted Upon - Set Number of Directors to be Elected" in the Circular.

3. To elect the directors of the Corporation for the ensuing year. See the section titled "Particulars of Matters to be Acted Upon - Election of Directors" in the Circular.

4. To appoint KPMG LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year at a remuneration to be approved by the board of directors. See the section titled "Particulars of Matters to be Acted Upon - Appointment and Remuneration of Auditor" in the Circular.

5. To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution to approve the Corporation's Share Compensation Plan. See the section titled "Particulars of Matters to be Acted Upon -  Approval of Share Compensation Plan" in the Circular.

6. To transact such other business as may properly come before the Meeting.

Only Shareholders of record as at the close of business on May 7, 2026 are entitled to notice of the Meeting. Shareholders are reminded to review the Circular before voting.

DATED at Vancouver, British Columbia this 7th day of May, 2026.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) "Marjorie Winslow"

Marjorie Winslow

Corporate Secretary

It is desirable that as many Common Shares as possible be represented at the Meeting. Please complete the enclosed Form of Proxy (or Request for Voting Instructions, a "VIF") and return it as soon as possible.  To be valid, all Proxies must returned to the offices of the Registrar and Transfer Agent of the Corporation, Odyssey Trust Company (Attention: Proxy Department), Suite 702, 67 Yonge St., Toronto, ON M5E 1J8, Canada.  Non-registered owners of the Common Shares must return their completed VIFs in accordance with the instructions given by their financial institution or other intermediary that sent it to them. Proxies and VIFs must be received no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof Late Proxies and VIFs may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman of the Meeting is under no obligation to accept any particular late Proxy or

VIF.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.